Exhibit 99.1

Molekule Expands its Industry-Leading Portfolio of Indoor Air Quality (IAQ) Solutions Technology with Definitive Agreement to Acquire Aura Smart Air Ltd., Further Accelerating Molekule into the B2B Sector

•	Aura adds the software, sensor and IoT enabled technologies to accelerate an immediate and aggressive push into the burgeoning B2B market

•	Executes on strategy of combining organic technology development with targeted, inorganic, strategic transactions to build the industry leader in IAQ solutions with a comprehensive suite of patented and proprietary products and technologies

•	Accelerates Software-as-a-Service offering with AI-enabled technology for customers and “smart building” owners seeking to monitor and control IAQ on an enterprise-wide basis from a single location and facilitates the safe return of in-office workers

•	Aura’s powerful brand value and installed base of approximately 50,000 air purification units drives recurring revenues through both consumables and software for enterprise-wide deployments of air purification units

•	Aura contributes both enterprise software and advanced sensor technology that is implementable across Molekule’s existing device platforms with major global healthcare, commercial and municipal customers

PALM BEACH GARDENS, FL., Feb. 26, 2023, Molekule Group, Inc. (“Molekule” or the “Company”) (Nasdaq: MKUL), an emerging leader in air purification technology solutions, systems for healthcare and commercial smart building applications, and individual consumer protection, today announced it has entered into a definitive agreement to acquire Aura Smart Air Ltd. (“Aura”), an Israeli-based company currently listed on the Tel Aviv Stock Exchange, in an all-stock merger with a value of approximately $10 million (the “Merger”). Molekule has the largest range of proprietary and patented, FDA-cleared air purification devices.

Aura’s award-winning patented smart air technology platform monitors and purifies the air in hospitals, schools, businesses, hotels, restaurants, buses, and nursing homes in more than 87 countries around the world. Its unique four-stage purification process is scientifically proven to capture and kill 99.9% of viruses, bacteria, germs, and allergens. With offices in Israel, India, and the United States, Aura’s clients and partners include leading global organizations such as Detroit Pistons, Florida Agricultural and Mechanical University, Delos, and the New Jersey Hospital Association. It also counts some of the largest school districts in the United States as clients, including Meriden Public Schools in Connecticut, Jackson Public Schools in Mississippi, and Highline Public Schools in Washington State.

The Company intends to implement Aura’s advanced software, sensor and IoT technology across its entire product range and in each of its highly developed sales channels, including major global healthcare, commercial and municipal customers, seeking multi-location and multi-room, enterprise-wide safe air solutions. In addition, the Merger is expected to add significant strategic relationships and channel partners across several key markets. The Company believes its comprehensive solutions platforms are well positioned to address the rapidly growing, estimated $15 billion global air purification market.

Management Commentary

Amin Khoury, Chairman of the Molekule Board of Directors, commented, “Our recent merger of Molekule and AeroClean in January 2023 created a company with the broadest range of patented and proprietary, FDA-cleared air purification products with a robust portfolio of clinical products for hospital and health care systems and the market-leading premium consumer brand, with an installed base of more than 350,000 premium air purifiers, which we expect to drive growing, profitable recurring consumables revenues. The Aura acquisition will accelerate our ability to deploy enterprise-wide, in-room air purification systems, built upon our foundation of FDA-cleared air purification devices, by incorporating Aura’s advanced software, sensor and IoT technology. Importantly, this will enable centralized monitoring and remote management of all units to ensure indoor air safety and quality, enhancing our Safe-Air-as-a-Service software solution for customers and facility managers requiring enterprise-wide monitoring and control of IAQ and the ability to mitigate airborne threats remotely, all from a single location.”

Mr. Khoury continued, “Feedback has been very favorable from recent pilots of our Safe Air-as-a-Service platform, with customers requesting expanded deployments of the software to additional facilities across their enterprises. We are excited about the early results of our deployments, including one deployment with a large technology company that has acquired and deployed 3,000 Molekule devices in numerous U.S. locations. With the addition of Aura’s technology, we believe Molekule will immediately be in a position to provide these enhanced air safety and quality systems to every fiduciary charged with providing a safe environment that drives wellness and productivity to their constituents and helps to accelerate the safe return to in-office work. In short, the ability to offer our institutional customers Molekule’s best-in-class air purification IP on an integrated platform will be very compelling.”

Jason DiBona, Chief Executive Officer of Molekule, noted “The Aura acquisition will immediately expand our ability to offer best-in-class solutions for our customers’ growing in-room air quality priorities and initiatives, facilitating an immediate and aggressive push into the burgeoning B2B space. We look forward to playing a leading role in the implementation of next generation systems to provide localized air quality monitoring and treatment across smart building applications for commercial, healthcare, hospitality and municipal customers seeking solutions to the growing responsibility to provide a safe air environment for employees and customers.”

Mr. DiBona added, “The importance of the IAQ sector has never been more top of mind. Regulatory bodies, such as the Centers for Disease Control and Prevention (CDC) and American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE), continue to work expeditiously to develop and codify standards with the White House, which through public funding initiatives such as the American Rescue Plan, is committing over $500 billion to support these initiatives.”

Mr. DiBona concluded, “We are excited to bring the most advanced technologies, products and solutions to our clients to help them meet their IAQ guidelines on an enterprise-wide basis, while also achieving their sustainability and ESG objectives. We expect these initiatives to not only accelerate growth and enhance our offering, but also create long-term stockholder value.”

Transaction Details

Under the terms of the Merger, Molekule has agreed to acquire Aura for a total purchase price of approximately 3,519,105 shares of Molekule common stock. Aura, an Israeli-based technology company currently listed on the Tel Aviv Stock Exchange, is the creator of a proprietary, software, sensor and IoT-enabled data-driven air purification system. Consummation of the Merger is subject to customary closing conditions, including among others the SEC declaring Molekule’s registration statement on Form S-4 effective, the listing of Molekule’s common stock on the Tel Aviv Stock Exchange, receipt of Aura shareholder approval, receipt of a tax ruling regarding Israeli withholding tax and receipt of all material third party consents. The Merger is expected to close early in the second half of 2023. While Aura will retain its technology development offices in Tel Aviv led by Eldar Shnaiderman, as Chief Technology Officer, several members of the Aura executive team will integrate into Molekule’s offices in the U.S., led by Aviad Shnaiderman, as General Manager of Global Commercial Sales.

Advisors

Freshfields Bruckhaus Deringer US LLP is serving as U.S. legal counsel to Molekule. Goldfarb Gross Seligman & Co. is serving as Israeli legal counsel to Molekule. Arnon, Tadmor-Levy is serving as legal counsel to Aura.

About Molekule

Molekule is on a mission to provide clean indoor air to everyone, everywhere. With the largest range of proprietary, FDA-cleared air purification devices on the market, Molekule is providing consumers, business owners and medical professionals with hardware and software solutions to better understand and improve indoor air quality. Its Air Pro, Air Mini+ and Pūrgo™ purification devices can be applied to virtually any indoor space, including homes, classrooms, offices, hospitals and more. For more information and customer reviews, visit https://investors.molekule.com/.

About Aura

Aura Air created the world’s smartest data-driven air purification system, one that cleanses indoor air while vigilantly monitoring its quality in real-time. Aura Air’s award-winning and patented technology filters and disinfects indoor air through a unique four-stage purification process that captures and kills 99.9% of viruses, bacteria, germs and allergens. Founded in 2018, Aura Air is now helping to purify the air in homes, hospitals, schools, businesses, hotels, restaurants, buses and nursing homes in more than 87 countries around the world. Aura is headquartered in Israel with global offices in the U.S. and India. For more information, visit www.auraair.io.

Contacts:

Media Contacts

Press@molekule.com

Investor Relations Contacts
Ryan Tyler — Chief Financial Officer, Molekule
Ryan.Tyler@molekule.com

MATTIO Communications
molekule@mattio.com

Important Additional Information

In connection with the proposed transaction, Molekule intends to file a registration statement on Form S-4, which will include a prospectus, with the Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), and will file other documents with the SEC and ISA regarding the Merger. The Form S-4 and prospectus will contain important information about Molekule, Aura, the Merger and related matters. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE ISA WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain the registration statement and prospectus from the SEC’s website, the ISA’s website or Molekule’s website. These documents may also be obtained free of charge from Molekule by requesting them by mail at 10455 Riverside Drive, Suite 100, Palm Beach Gardens, FL 33410.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, in Israel, by means of a prospectus approved by the ISA, and otherwise in accordance with applicable law.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of our management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast” or other similar expressions help identify forward-looking statements. Factors that could cause actual events to differ include, but are not limited to:

•	the risk that the Merger may not be completed;

•	the ability to successfully combine the businesses of Molekule and Aura;

•	the ability of the parties to achieve the expected synergies and other benefits from the Merger within the expected time frames or at all;

•	the incurrence of significant transaction and other related fees and costs;

•	the incurrence of unexpected costs, liabilities or delays relating to the Merger;

•	the risk that the public assigns a lower value to Aura’s business than the value used in negotiating the terms of the Merger;

•	the risk that the Merger may not be accretive to our stockholders;

•	the risk that the Merger may prevent us from acting on future opportunities to enhance stockholder value;

•	the dilutive impact of the stock consideration that will be issued in the Merger;

•	the risk that any goodwill or identifiable intangible assets recorded due to the Merger could become impaired;

•	potential disruptions to the business of the companies while the Merger are pending;

•	the risk that a closing condition to the proposed Merger may not be satisfied;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger; and

•	other economic, business, competitive, and regulatory factors affecting the businesses of Molekule and Aura generally, including those set forth in Molekule’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Molekule’s latest annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other SEC filings, and in Aura’s filings with the ISA, including in the “Risk Factors” section in its latest annual report.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Molekule assumes no obligation to revise or update any of the forward-looking statements to reflect events or circumstances after the date of this release or to reflect new information or the occurrence of unanticipated events.